October 18, 2019

Mike Pykosz
Chief Executive Officer
Oak Street Health, LLC
30 W. Monroe Street
Suite 1200
Chicago, IL 60603

       Re: Oak Street Health, LLC
           Draft Registration Statement on Form S-1
           Submitted September 20, 2019
           CIK No. 0001564406

Dear Mr. Pykosz:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted September 20, 2019

Prospectus Summary, page 1

1. Where you quantify the total number of patients and the average per-center number of patients, please revise to specify the percentage that represent fee-for-service patients compared to those that have plans subject to "contractual arrangements with payors on a
       PPPM basis, which create subscription-like, recurring revenue streams." In this regard, we note your disclosure on page 104 that 40% of your patients at December 31, 2018 were fee-for-service patients.
 Mike Pykosz
FirstName LastNameMike Pykosz
Oak Street Health, LLC
Comapany NameOak Street Health, LLC
October 18, 2019
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2. We note your statement on page 2 that you have proven our ability to translate "Wins"
         into economic benefits and that your top-line performance is generated from your multi-
         year, contractual arrangements with payors on a PPPM basis. Please revise to provide context for this statement by disclosing the fact that you have incurred net losses since inception, that that you entered into your first fully capitated agreements with health plans in 2016 and that you have limited experience managing contracts with full risk. In this section, please also disclose your reliance on a limited number of payors, identify them, and quantify the portion of your revenues attributable to them.
3. Please revise to disclose here, and throughout the prospectus, the number of centers with more than 2,500 total patients operating at 82% weighted-average capacity. Revise to balance this disclosure where used throughout your prospectus with the number of centers that have not reached profitability, and quantify your overall average center-level contribution margin for the periods presented.
Our Market Opportunity, page 4

4. Please revise to clarify how you determined that the addressable market size of $325 billion, disclosing and quantifying any assumptions underlying the calculation. For instance, how do you define "average PPPM revenue," over what period of time is it calculated, and how is it impacted by subsequent period adjustments or other risk adjustments as described on pages 86 and F-8?
The Oak Street Platform is Re-Defining Primary Care, page 4

5. To facilitate an understanding of your business, please revise to explain what you mean by
         "Our Centers." In this regard, we note the disclosure on page 44 indicating that your physician practices are owned and operated by the physicians.
Our Impact, page 6

6. Please revise to include supporting data for the reductions in hospital admissions, 30-day readmission rates, and emergency department visits and discuss any material assumptions or estimates used in your calculations. Also, please revise to explain and quantify how these reductions contributed to a "significant reduction" in total healthcare costs. In your revised disclosure, please also clarify how these reductions in total healthcare costs impacted your income statement for the reported periods. Revise to balance this discussion with the overall average center-level contribution margin during the periods presented, also quantifying the amount by which your consolidated medical costs exceeded your revenue.
7. Please revise to explain what the "Net Promoter Score" measures, how it is calculated and why you believe it is a meaningful metric.
8. Please revise to provide a basis for your statements on page 7 that you have demonstrated a "strong track record of quality outcomes and patient experience metrics" and your
 Mike Pykosz
FirstName LastNameMike Pykosz
Oak Street Health, LLC
Comapany NameOak Street Health, LLC
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         "strong performance in Medicare quality metrics."
9. We note your statement that your care model has created a rare instance where higher-
         quality care and a better customer experience come at a lower cost to the healthcare system. Please revise to provide support for these claims.
Risks Associated with Our Business, page 9

10. In the first bullet point where you note your history of net losses, please quantify the risk by disclosing your Accumulated Deficit.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting our Performance, page 71

11. You disclose that your ability to retain your patients is one of your critical advantages.
         Please tell us the metrics you use to evaluate individual patient retention, providing quantification for each of the years in the five year period used in your related tables in this section.
12. You disclose on page 73 that your average patient had 8 visits in 2018. Tell us the extent to which that average was different for your fee-for-service patients compared to your capitation fee MA patients.
13. Revise the discussion related to your table showing the number of patients and number of centers on page 74 to explain why the number of patients divided by the number of centers dropped from 1,458 in 2017 to 1,282 in 2018.
14. Tell us why your tables here exclude the capitated revenues associated with Medicare Part
         D. Explain the impact that excluding these amounts has on your metrics.
15. Please provide us with a graphic depiction of your center-level contribution margin similar to the graphic depicting "Total Revenue by Year Center Opened" on page 75.
         Consider revising your section titled "Center-level contribution margin" on page 75 to include such a graphic.
16. Refer to your graphics titled "Total Patients by Year" on page 76 and "2015 Cohort
         Economics" on page 77. Please provide us with and consider disclosing similar graphics for each of your center cohorts for 2013 and 2014.
Comparison of the Year Ended December 31, 2017 and 2018, page 81

17. You disclose on page 104 that for 2018 approximately 40% of your patients were covered by traditional Medicare and were thus fee-for-service patients. However, approximately
         97% of your total revenue was from capitation arrangements.
           For each period presented, revise this section to separately quantify the cost of medical services provided to your fee-for-service patients versus the cost of medical services you provided to your capitation arrangement patients versus the third-party claims expense from your capitation arrangement patients.
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Oak Street Health, LLC
October 18, 2019
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              Clearly disclose how you allocate the nonmedical costs for purposes of evaluating profitability.
              Clarify how you measured and evaluated the incremental cost of your fee-for-service arrangements compared to your capitation fee arrangements for each period presented.
              You also disclose here that your Capitated revenue was supplemented by a 41%
              increase related to higher patients under capitated arrangements and 24% increase in payments related to higher level of acuity. Revise to separately quantify your incremental cost of internally provided medical services for each of these factors.
Critical Accounting Policy
Third-Party Medical Claim Expense, page 86

18. You disclose on page 86 that you expect the range of your third-party medical expense estimating risk to be within 20% of actual third-party medical claim expenses. In order to provide financial statement users with information to facilitate better understanding of the amount, timing, and uncertainty of cash flows arising from capitation contracts and the development of the related liability for unpaid claims estimates, please revise
         Management's Discussion and Analysis (MD&A) to address the following:
           Revise to disclose your claims development in a tabular format, as of the date of the latest audited balance sheet date, your claims development by health event year, including separate information about both of the following on a net basis after risk mitigation through your provider excess loss insurance:
               o   incurred claims
               o   paid claims
           The disclosure about claims development by health event year should present information for the number of years for which claims incurred typically remain outstanding.
           You disclose that you "reconcile" the liability on a quarterly basis. Revise to discuss the range of adjustments made during the periods presented, identifying any trends experienced.

19. Revise to clearly disclose your methodology for determining whether any of your capitation arrangements are loss contracts and how this would affect your accounting for these arrangements. Clearly disclose the extent to which any of your contracts were
FirstName LastNameMike Pykosz
       deemed to be loss contracts during the periods presented, including quantification of the
Comapany NameOak Street Health, LLC trends experienced and your expectation for future amounts involved. If so, discuss the
October 18, 2019 Page 4those trends.
       periods based on
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FirstName LastNameMike Pykosz
Oak Street Health, LLC
Comapany NameOak Street Health, LLC
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Unit-Based Compensation, page 87

20. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your equity units and the estimated offering price. This information will help facilitate our review of your accounting for equity issuance including incentive unit compensation and beneficial conversion features.
Overview, page 89

21. Approximately 97% of your total revenue for 2018 is from capitation contracts. You disclosed on page F-8 that capitation contracts are typically known as a risk contract.
         Under those contracts, your company receives from the third-party payor a fixed payment per patient per month and is responsible for providing healthcare services required. Your company is also responsible for incurring or paying for the cost of healthcare services required in addition to those provided by your company. Please tell us and revise your disclosures herein and on page F-7 to clarify whether your company or any of your subsidiaries are a registered insurance company.
Business
Our History, page 93

22. In the table on page 93 where you quantify the number of patients, please expand to specify the portion of patients that are fee-for-service patients vs. those enrolled in plans subject to capitation arrangements. Please apply this comment to your tables on pages 73,
         74, 76 and 78 as well.
Business
Fee Arrangements, page 104

23. You disclose on page 104 that "As of December 31, 2018, approximately 40% of our patients were covered by traditional Medicare and were thus, by definition, fee-for-service patients and approximately 60% of our patients were enrolled in MA plans. Of those patients enrolled in MA plans, approximately 97% are reimbursed through a capitation arrangement." Revise this section as well as your disclosure sections beginning on pages
         70 and 89 to disclose the percentage of the medical services, both in terms of the total value of services you provided and as well as the total number of visits to your physician groups, you provided internally for patients covered by traditional Medicare versus patients enrolled in MA plans covered by capitation arrangements .

24. Please revise to discuss your contractual arrangements with your physicians. In this regard, we note that your disclosure on page 44 indicates that your physician practices are each owned and operated by physicians and which employ or contract with additional physicians to provide physician services.
 Mike Pykosz
FirstName LastNameMike Pykosz
Oak Street Health, LLC
Comapany NameOak Street Health, LLC
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Payor Relationships, page 104

25. We note that a significant portion of your revenue is concentrated with three large payors which comprised approximately 83% of your revenue in 2018. Please revise to discuss the material terms of your capitation arrangements with Humana, WellCare and Cigna
         HealthSpring. Also file the agreements as exhibits to the registration statement or tell us why you do not believe they are required to be filed. See Item 601(b)(10) of Regulation S-
         K.
Competition, page 114

26. To the extent known, please revise the discussion of competition to discuss other large and medium-sized local and national providers of primary care that utilize similar capitated arrangements.
Intellectual Property, page 114

27. Your disclosure on page 5 states that Canopy is a key driver of the success of your care model and underlies every aspect of your day-to-day patient engagement and workflows.
         Please revise here to disclose the type of intellectual property right protection applicable to Canopy. In your revised disclosure, please clarify the source of protection for your
         "proprietary software," explain why technology is "proprietary," and disclose the duration of the underlying intellectual property protection.
Consolidated Statements of Operations, page F-4

28. Given the ownership interests and related party aspect of your transactions with Humana, revise to separately quantify the amounts related to Humana on the face of your financial statements. Refer to Rule 4-08(k) of Regulation S-X.
Capitated Revenue and Accounts Receivable, page F-8

29. You disclose that the capitated revenues are recognized based on the estimated payment per patient per month (PPPM) earned, net of certain projected performance incentives, performance guarantees, risk shares, and rebates. You disclose that PPPM fees can fluctuate based on acuity of the individual enrollee. You also disclose that certain third party contracts include a Medicare Part D payment subject to risk sharing. Please revise to address the following regarding these adjustments to your PPPM fees:
           Revise this footnote to explain in greater detail about each of the risk adjustment and rebate types, providing quantification of each type of adjustment separately to the extent it is material to the financial statements, in a manner that reconciles back to your total capitation revenue.
           Revise your Business section to more clearly disclose how each type of these adjustment is determined and affects your particular business model.
           Revise your MD&A to quantify these adjustments. Revise to identify and explain the trends experienced in each type of adjustment for the periods presented.
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Oak Street Health, LLC
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              Revise to quantify the percentage of your capitation arrangements which include a
              Medicare Part D component.
Note 2 - Summary of Significant Accounting Policies
Fee-for-Service Revenue and Accounts Receivable, net, page F-9

30. You disclose the following on page F-9: "The Company invests heavily in primary care to prevent unnecessary acute events and manage chronic illnesses, and the cost incurred exceed the amount that the Company would have realized under fee-for-service payment arrangements."
           Revise this footnote to quantify the amount by which the amount collected on fee-for-
              service payment arrangements is exceeded by your overall costs of those medical services for each period presented.
           Revise your MD&A to quantify and discuss this amount, addressing any trends experienced during the periods presented.
31. Revise to provide a rollforward for your Fee-for-service accounts receivable on a gross basis. Also, provide rollforwards of your allowance for bad debt as well as your allowance for contractual adjustments.
Note 8 - Liability for Unpaid Claims, page F-22

32. Revise to provide a rollforward of your unpaid claims liability that addresses the following:
         Quantify the balance in the liability for unpaid claims liability at the beginning and end of each fiscal year presented.
         Quantify the incurred claims expense with separate disclosure of the provision for claim events for the current fiscal year from claim events for prior fiscal years.
         Quantify the payments of claims with separate disclosure of payments attributable to claim events of the current fiscal year and claim events of the prior fiscal year.
         Disclose the reasons for the change in incurred claims expense recognized in your statement of operations attributable to claim events of prior fiscal years and whether additional premiums or capitation adjustments have been accrued as a result of the prior year effects.
         Your disclosure on pages F-22 and F-23 indicates that the premiums paid and claim payments received from your provider excess insurance coverage is reported net within your unpaid claims liability. Clearly quantify these amounts on a gross payments in this tabular disclosure.
         Tell us your basis for reporting the unpaid claims liability net of provider excess insurance recoverables.
FirstName LastNameMike Pykosz
Comapany NameOak Street Health, LLC terms of your provider excess insurance, including
33.    Revise to more clearly disclose the
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       upper and Page limits.
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FirstName LastNameMike Pykosz
Oak Street Health, LLC
Comapany NameOak Street Health, LLC
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Note 18 - Variable Interest Entities, page F-37

34. You disclose on page F-7 that Oak Street Health, MSO LLC is a wholly owned subsidiary of Oak Street Health LLC formed to provided a wide range of management services to the
         Physician Groups, including the management of health plan contracts. You also disclose that the Physician Groups employee healthcare providers deliver primary care services to the Medicare populations in your geographic markets. Please address the following with a view toward expanded disclosure and great transparency:
           Tell us how total revenues and expenses in your VIE's as presented in the table on page F-38 were computed, what services they represent, and how they relate to the amounts presented on your Statements of Operations.
           Clarify whether the capitation arrangement is drafted at the MSO level or the
              Physician Group level, and accordingly, clarify whether the total revenues of the
              Physician Groups on F-38 include capitation fees.
           Tell us how you factor in the Physician Group revenue and expenses from page F-38 when determining and evaluating the profitability of your capitation and fee for service arrangements.
           Clarify whether the operating expenses of the Physician Groups in your table on F-38 include Third-party medical claims expense.
           Separately identify your medical versus nonmedical Salaries and employee benefits, and clarify any other line items which include the cost of providing medical services via your Physician Groups.
           Revise your MD&A to separately quantify the consolidated cost of medical services provided by your Physician Groups (excluding Third-party medical claims expense)
              as reflected on the face of your Statements of Operations for the periods presented.
              Discuss the trends experienced during the periods presented. Separately identify your medical versus nonmedical Salaries and employee benefits.
           Revise your MD&A to explain how you considered the consolidated cost of medical services provided your Physician Groups (separately from your Third-party medical claims expense) when evaluating the profitability of your capitation and fee for service arrangements, addressing how you identify and account for loss contracts.
           Tell us how you determined not to reflect the consolidated cost of medical services provided your Physician Groups (excluding Third-party medical claims expense) as a separate line item on the face of your Statements of Operations.

Note 24 - Subsequent Events, page F-41

35. You disclose here that in October 2018 an agreement was signed between Oak Street
         Health MSO, LLC and Evangelical Services Corporation to establish OSH-ESC Joint
         Venture, LLC. Revise your discussion here to more clearly explain the purpose, scope, and parameters of the contract and resulting joint venture.
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FirstName LastNameMike Pykosz
Oak Street Health, LLC
Comapany NameOak Street Health, LLC
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General

36. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
37. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
         Please note that we may have comments regarding this material.
       You may contact Andi Carpenter at 202-551-3645 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Robert E. Goedert, Esq.